Exhibit 1.01

Coach, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2015

I.            Introduction
This report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”) for the reporting period from January 1 to December 31, 2015, and relates to the process undertaken for Coach, Inc. (“Coach” or the “Company”) products that were contracted to be manufactured during calendar 2015 and that contain gold, tantalum, tin and/or tungsten (collectively the “3TG minerals”) that is necessary to the functionality or production of the products.

II.            Applicability of the Conflict minerals Rule to Coach
Coach, Inc. is a leading New York design house of modern luxury accessories and lifestyle brands. The Coach brand was established in New York City in 1941, and has a rich heritage of pairing exceptional leathers and materials with innovative design. Coach is sold worldwide through Coach stores, select department stores and specialty stores, and through Coach’s website at www.coach.com. The information maintained or referenced on Coach’s website is not incorporated by reference into this Conflict Minerals Report or the Form SD, of which it is a part, and should not be considered part of this Conflict Minerals Report or the Form SD.

Coach determined that it is subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it exercises over the design, materials, and components of some of its products that contain necessary 3TG minerals. Coach does not directly manufacture products but “contracts to manufacture”, and is far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the origin of those ores reflect Coach’s circumstances and position in the supply chain, and the Company must rely on its direct suppliers to work with their upstream suppliers so that they may provide us with accurate information about the origin of necessary 3TG minerals in the products that Coach contracts to manufacture.

The products covered by this report include the following, although not all of Coach’s products in each of these categories are in-scope for purposes of compliance:
•	Fashion Accessories
•	Handbags
•	Jewelry
•	Footwear
•	Ready-to-Wear

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Coach’s in-scope products include tin and/or gold.  Its in-scope products do not include tantalum or tungsten.

For 2015, Coach identified 44 suppliers of potentially in-scope products.

III.            Coach’s Conflict Minerals Policy
Coach has adopted a policy for the supply chain of 3TG minerals (“the Conflict Minerals Policy”).

Consistent with its belief in the dignity of, and respect for, individuals, as demonstrated in its policies on labor practices, Coach is concerned with the potential humanitarian abuses involved in the mining of these minerals and subsequent financing of armed conflict, and takes its obligations under the Conflict Minerals Rule seriously. As such, Coach strives to deliver products to its consumers manufactured in an ethical way consistent with its humanitarian beliefs and to be compliant with the laws in the countries in which it operates.

Coach continues to strive towards a supply chain that contains 3TG minerals that are from sources that are certified as Compliant (as defined later in this Conflict Minerals Report). Coach does not ban procurement of 3TG minerals from the Democratic Republic of the Congo (the “DRC”) and adjoining countries, but seeks to source from responsible conflict-free sources in the region.

To enable its commitment to responsible 3TG minerals sourcing, Coach has adopted the following practices, in addition to the other practices discussed in this Conflict Minerals Report:
•	Instituted an assessment of its supply chain to identify areas where there is a high probability of 3TG mineral use;
•	Collaborates with suppliers to confirm 3TG mineral usage and potential sources of these minerals;
•	Works with its suppliers through the product development process to understand the likelihood of 3TG minerals being incorporated into the design;
•	Requires the distribution of the Company’s Conflict Minerals Policy and the CMRT (as defined later in this Conflict Minerals Report) to all new and current suppliers; and
•	Expects its suppliers to adopt policies with respect to 3TG minerals consistent with Coach’s stance.

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Coach expects its suppliers to adhere to the following guidelines when procuring 3G minerals for use in Coach product:

•	Coach expects its suppliers to have a policy with respect to the sourcing of 3TG minerals, specifically that they will make progress to switch to certified conflict-free or Compliant sources.
•
Suppliers should not take conflict-free or Compliant to mean that Coach does not source from the DRC or its adjoining countries. Rather, the supplier should seek certified conflict-free or Compliant sources without excluding the DRC and its adjoining countries.

•	Suppliers are expected to respond in full to any surveys or requests for documentation received from Coach.
•
Coach expects its suppliers’ processes and procedures relating to the traceability of the sources of 3TG minerals to conform to the Organisation for Economic Co-Operation and Development Due Diligence Guidance for Responsible Sourcing of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

In order to achieve these objectives, Coach developed a process consistent with the OECD due diligence framework for 3TG minerals, as further discussed below.

IV.            Reasonable Country of Origin Inquiry Information
Following a risk assessment to scope where 3TG minerals may be found in its products, the Company conducted a “reasonable country of origin inquiry” (“RCOI”). The RCOI was undertaken on the products sourced directly by, and manufactured for, Coach in 2015. Coach does not directly manufacture products but “contracts to manufacture” from its suppliers products that may contain 3TG minerals necessary to their functionality. Initially, Coach conducted X-Ray fluorescence testing of raw materials and metallized fabrics and reviewed the analytical chemistry data from a sample of products to determine whether 3TG minerals were intentionally added to these items. The Company then identified the vendors/suppliers who supplied the materials. The survey was administered via a web-based portal by a third-party service provider (the “Service Provider”), with manual and automated follow-up communications to improve survey response rate, and to complement Coach’s internal management process.
Based on its RCOI, Coach concluded that, of the 65 smelters and refiners (“SORs”) identified by suppliers, 60 sourced 3TG minerals exclusively from outside of the DRC region and/or from recycled or scrap sources and 5 sourced in whole or in part from the DRC region.  Coach’s conclusions concerning 3TG mineral origin are based on information provided by the Service Provider derived from supplier responses and the Service Provider’s own analysis, 86%, of the identified SORs were listed as Compliant by the Conflict-Free Sourcing Initiative (the “CFSI”), and an additional 14% were listed as Known (as defined later in this Conflict Minerals Report), in each case as of May 20, 2016.  All of the SORs determined by the Service Provider to source at least in part from the DRC region are Compliant. More detailed SOR and country of origin information is provided under “Item VI. Identified Smelters and Refiners” and “Item VII. Country of Origin Information” below, respectively.
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Coach and the Service Provider received survey responses, which were reviewed by both parties for plausibility, consistency and gaps. Coach required suppliers to provide corrections and clarification where needed.
V.            DUE DILIGENCE
Pursuant to the Conflict Minerals Rule, based on the results of Coach’s RCOI, Coach was required to conduct due diligence for 2015. These due diligence efforts are discussed below.
Design of Due Diligence
Coach designed its due diligence measures to conform with the OECD Guidance (Second Edition, 2013), which includes the related supplements on tin, tantalum and tungsten and gold. Specifically, due to its classification as a “downstream” company within the supply chain, Coach’s due diligence practices were tailored accordingly based upon the OECD Guidance.
Due Diligence Measures Performed
Based upon the OECD Guidance, Coach’s due diligence measures included the following elements. These are not all of the discrete elements and tasks that are part of its compliance program.
●	OECD Step One: “Establish strong company management systems”
o
Adopted the Conflict Minerals Policy, which is reviewed annually. Coach’s Conflict Minerals Policy was revised in February 2016, and the updated policy is described earlier in this Conflict Minerals Report and publicly available at www.coach.com/conflict-minerals-policy.html.

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o	Included the Conflict Minerals Policy in the Company’s restricted substances list and manual.
o	Assembled an internal team to support supply chain due diligence.
o
Assembled a 3TG minerals oversight committee which is accountable for ensuring Coach meets all regulatory requirements and enterprise goals. The committee consists of executive leadership from the operations, finance and law department.

o	Designated an internal resource, the Manager of Corporate Sustainability Strategy, to manage the program.
o	Adopted a policy to keep conflict minerals records relating to due diligence for at least five years.
o	Created a new email address ‘conflictminerals@coach.com’ for grievances or specific questions concerning the Company’s conflict minerals program.

●	OECD Step Two: “Identify and assess risk in the supply chain”
o
Sent requests to 44 suppliers to provide Coach with a completed Conflict Minerals Reporting Template (“CMRT”), which is the form developed by the CFSI. Both Coach and the Service Provider followed up by phone and email with the suppliers that did not provide a response within a specified time frame. 100% of the suppliers surveyed responded to Coach’s request for information.

o	Utilized the CMRT, Revision 4.0, for the Company’s 2015 survey outreach.
o
Coach and the Service Provider reviewed the responses received from suppliers. The Service Provider reviewed the responses for plausibility, consistency and gaps, and then followed up via phone or email with suppliers that submitted a response that triggered quality control flags.

o
The Service Provider reviewed the lists of the suppliers’ identified SORs and compared those lists against the list of Compliant or equivalent SORs published in connection with CFSI’s Conflict-Free Smelter Program (“CFSP”), the London Bullion Market Association’s (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain of Custody Certification.

o
For those SORs identified by a supplier that were not listed as Compliant or the equivalent by an independent third-party, the Service Provider attempted to contact the SOR to gain information about its sourcing practices, including origin and transfer, and to determine the source and chain of custody of the 3TG minerals.  Internet research also was performed to determine whether there was any outside sources of information regarding the SORs sourcing practices.

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●	OECD Step Three: “Design and implement a strategy to respond to identified risks”
o	Suppliers were ranked based on their risk profile, provided by the Service Provider. No vendors were identified as “high risk” by the Service Provider.
o
Coach reported risk management findings to its General Counsel and President, Chief Administrative Officer and Secretary. Coach also reported the results of its analysis to the Company’s Board of Directors.

●	OECD Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”
o
In connection with Coach’s due diligence, the Service Provider, on Coach’s behalf, utilizes information made available by the CFSI, LBMA and RJC concerning independent third-party audits of smelters and refiners.

●	OECD Step Five: “Report on supply chain due diligence”
o	Coach files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission (“SEC”) and makes the filings publicly available at www.coach.com/conflict-minerals-policy.html.

VI.            IDENTIFIED SMELTERS AND REFINERS
Based on the information provided by Coach’s suppliers and its own due diligence efforts within its supply chain for 2015, Coach believes that the facilities used to process the necessary 3TG minerals in Coach in-scope products may have included the SORs in Table 1 below. Coach received no information from its direct suppliers indicating that tantalum or tungsten was present in any of its products.
Table 1 makes use of the terms “Compliant”, and “Known”. “Compliant” means that a smelter or refiner was listed as compliant with the CFSI’s assessment protocols, including through mutual recognition and those indicated as “Re-audit in process.” Included SORs were not necessarily Compliant for all or part of 2015 and may not continue to be Compliant for any future period. A SOR is listed as “Known” if it was not Compliant but is listed on the CMRT Smelter Reference List Tab or the list of SORs published by the U.S. Department of Commerce. The status information reflected in this table is current as of May 20, 2016.
Coach received data from its suppliers on a company-level basis, meaning that the suppliers reported 3TG minerals contained in all products, not just those in the products that they sold to Coach. Accordingly, not all included SORs listed below may have processed the necessary 3TG minerals contained in Coach’s in-scope products.  Furthermore, the SORs listed in the table below may not be all of the SORs in Coach’s supply chain, since the suppliers were unable to identify all of the SORs used to process the necessary 3TG minerals content claimed in Coach’s in-scope products. Due to its position in the supply chain, which is discussed earlier in this Conflict Minerals Report, Coach relies on its suppliers for accurate SOR information and its RCOI and due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG minerals contained in its in-scope products.
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Table 1: List of identified SORs

Mineral	Smelter or Refiner Name	Status
Gold	Aida Chemical Industries Co., Ltd.	Compliant
Gold	Argor-Heraeus SA	Compliant
Gold	Asahi Pretec Corporation	Compliant
Gold	Asahi Refining USA Inc.	Compliant
Gold	Asaka Riken Co., Ltd.	Compliant
Gold	Boliden AB	Compliant
Gold	CCR Refinery - Glencore Canada Corporation	Compliant
Gold	Chimet S.p.A.	Compliant
Gold	Heimerle + Meule GmbH	Compliant
Gold	Heraeus Ltd. Hong Kong	Compliant
Gold	Heraeus Ltd. Precious Metals GmbH & Co. KG	Compliant
Gold	Ishifuku Metal Industry Co., Ltd.	Compliant
Gold	Istanbul Gold Refinery	Compliant
Gold	Jiangxi Copper Company Limited	Compliant
Gold	LS-NIKKO Cooper Inc.	Compliant
Gold	Matsuda Sangyo Co., Ltd.	Compliant
Gold	Metalor Technologies (Hong Kong) Ltd	Compliant
Gold	Metalor Technologies SA	Compliant
Gold	Metalor USA Refining Corporation	Compliant
Gold	METALÚRGICA MET-MEX PEÑOLES, S.A. DE C.V	Compliant
Gold	Mitsubishi Materials Corporation	Compliant
Gold	Moscow Special Alloys Processing Plant	Compliant
Gold	Nadir Metal Rafineri San Ve. Tic A.S.	Compliant
Gold	Nihon Material Co., Ltd.	Compliant
Gold	Ohura Precious Metal Industry Co., Ltd.	Compliant
Gold	PAMP SA	Compliant

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Gold	Republic Metals Corporation	Compliant
Gold	Royal Canadian Mint	Compliant
Gold	SEMPSA Joyería Platería SA	Compliant
Gold	Shandong & Zhaojin Gold & Silver Refinery Co.	Compliant
Gold	Solar Applied Materials Technology Corp.	Compliant
Gold	Sumitomo Metal Mining Co., Ltd.	Compliant
Gold	Tanaka Kikinzoku Kogyo K.K.	Compliant
Gold	The Refinery of Shandong Gold Mining Co. LTD	Compliant
Gold	Umicore Brasil Ltda	Compliant
Gold	Umicore SA Business Unit Precious Metals Refining	Compliant
Gold	Valcambi SA	Compliant
Gold	Zijin Mining Group Co. Ltd	Compliant
Gold	Advanced Chemical Company	Known
Gold	Cendres + Métaux SA	Known
Gold	Dowa	Known
Gold	Faggi Enrico S.p.A.	Known
Gold	Guangdong Jinding Gold Limited	Known
Tin	Alpha	Compliant
Tin	Cooperativa Metalurgica de Rondônia Ltda.	Compliant
Tin	CV United Smelting	Compliant
Tin	EM Vinto	Compliant
Tin	Fenix Metals	Compliant
Tin	Malaysia Smelting Corporation (MSC)	Compliant
Tin	Metallo- Chimique N.V.	Compliant
Tin	Minsur	Compliant
Tin	Mitsubishi Materials Corporation	Compliant
Tin	PT DS Jaya Abadi	Compliant
Tin	PT Mitra Stania Prima	Compliant
Tin	PT Stanindo Inti Perkasa	Compliant
Tin	PT Timah (Persero) Tbk Kundur	Compliant
Tin	PT Timah (Persero) Tbk Mentok	Compliant
Tin	PT Tinindo Inter Nusa	Compliant
Tin	Thaisarco	Compliant
Tin	White Solder Metalurgia e Mineração Ltda.	Compliant
Tin	Yunnan Tin Company Limited	Compliant

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Tin	Dowa	Known
Tin	Gejiu Zi-Li	Known
Tin	Mineracao Toboca S.A.	Known
Tin	Nankang Nanshan Tin Co., Ltd.	Known

VII.            Country of Origin Information
Following its RCOI and due diligence efforts, Coach does not have sufficient information to conclusively determine the country of origin of the necessary 3TG minerals in at least a portion of its in-scope products.
The countries of origin of the Compliant SORs in the table above may have included the countries in the categories listed below.  The countries below are categorized by risk level.
L1 - Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of 3TG minerals: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, United States, Vietnam and Zimbabwe.
L2 - Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG minerals: Kenya, Mozambique. South Africa and UAE (Gold only).
L3 - The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.
Coach endeavored to determine the mine location of origin of the necessary 3TG minerals contained in its in-scope products by requesting that the suppliers provide it with a completed CMRT and through other procedures followed by Coach and its Service Provider that are described in this Conflict Minerals Report.

VIII.            Steps to Improve Due Diligence
Coach intends to further improve upon its supply chain due diligence via the following measures:
•	Encourage new suppliers to partner with upstream suppliers to identify source materials through the adoption of their own 3TG minerals policies;

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•	Encourage suppliers that have not yet done so to adopt and communicate their own responsible sourcing policies relating to 3TG minerals;
•	Identify uncooperative suppliers and work with them to achieve Coach’s sourcing expectations or seek alternatives;
•	Distribute and provide training on revised Supplier Code of Conduct, which was enacted in May 2016 and includes a conflict minerals statement, to existing and new suppliers; and
•	Explore the addition of conflict minerals specific questions to factory compliance audits.

All of these steps are in addition to the steps that Coach took in respect of its 2015 compliance, which it intends to continue to take for 2016 to the extent applicable.

This document contains forward-looking statements based on management's current expectations. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “intend,” “become,” “future,” “continue,” “strive,” “seek” or comparable terms. Future results may differ materially from management's current expectations, based upon risks and uncertainties such as (1) the continued implementation of satisfactory traceability and other compliance measures by Coach’s direct and indirect suppliers on a timely basis, (2) whether SORs and other market participants responsibly source 3TG minerals, (3) political and regulatory developments within the DRC region, the United States or elsewhere, and (4) changes in Coach’s supplier base, etc. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document. Coach does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document to reflect the occurrence of unanticipated events. Please refer to Coach’s latest Annual Report on Form 10-K for the fiscal year ended June 27, 2015 and its other filings with the SEC for a complete list of risks and other factors.
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